SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Material Contained in this Report

1.	ORIX’s Consolidated Financial Results for the fiscal year ended March 31, 2023 (April 1, 2022 – March 31, 2023) filed with the Tokyo Stock Exchange on Wednesday, May 10, 2023.
2.	English press release entitled, “Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2023 and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2024”
3.	English press release entitled, “Notice Regarding Repurchase of Own Shares”
4.	English press release entitled, “Announcement Regarding Candidates for Member of the Board of Directors and Member Composition of the Three Committees of ORIX Corporation”
5.	English press release entitled, “Announcement Regarding Management Changes”
6.	English press release entitled, “Announcement Regarding Introduction of Incentive Plan for Employees (Restricted Stock Grant Plan)”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 10, 2023	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project

Consolidated Financial Results

April 1, 2022 – March 31, 2023

May 10, 2023

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2022 to March 31, 2023

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Year Ended March 31, 2023

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2023	2,666,373	5.8%	313,988	3.9%	367,168	(27.3%)	273,075	(12.5%)
March 31, 2022	2,520,365	9.9%	302,083	16.7%	504,876	75.6%	312,135	62.2%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥276,339 million for the fiscal year ended March 31, 2023 (year-on-year change was a 27.7% decrease) and ¥382,219 million for the fiscal year ended March 31, 2022 (year-on-year change was a 68.9% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*2	Operating Margin
March 31, 2023	231.35	231.04	8.3%	2.5%	11.8%
March 31, 2022	259.37	259.07	9.9%	3.6%	12.0%

“Equity in Net Income of Affiliates” was a net gain of ¥25,091 million for the fiscal year ended March 31, 2023 and a net gain of ¥15,006 million for the fiscal year ended March 31, 2022.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts which are in single yen.
*Note 2:	“Return on Assets” is calculated based on “Income before Income Taxes.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2023	15,266,191	3,427,300	3,356,585	22.0%	2,868.13
March 31, 2022	14,270,672	3,371,401	3,261,419	22.9%	2,732.88

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

“Shareholders’ Equity Per Share” is calculated based on “Total ORIX Corporation Shareholders’ Equity.”

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash, Cash Equivalents and Restricted Cash at End of Year
March 31, 2023	913,088	(1,098,478)	438,308	1,366,908
March 31, 2022	1,103,370	(808,846)	(306,618)	1,091,812

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2022	—	39.00	—	46.60	85.60	102,661	33.0%	3.3%
March 31, 2023	—	42.80	—	42.80	85.60	100,794	37.0%	3.1%

March 31, 2024 (Est.)	—	42.80	—	51.20	94.00	—	—	—

*Note 4:

Total dividends paid include dividends paid to the Board Incentive Plan Trust (¥175 million for the fiscal year ended March 31, 2022 and ¥241 million for the fiscal year ended March 31, 2023). For the next fiscal year ending March 31, 2024, the annual dividend is forecasted at the higher of either payout ratio of 33% or 85.60 yen per share. In the above table, the forecasted dividend is stated in case of net income attributable to ORIX Corporation shareholders of ¥330,000 million for the fiscal year ending March 31, 2024.

3. Forecast for the Year Ending March 31, 2024 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2024	330,000	20.8%

*Note 5:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,234,849,342 as of March 31, 2023, and 1,258,277,087 as of March 31, 2022.

2. The number of treasury stock was 61,742,607 as of March 31, 2023, and 62,914,027 as of March 31, 2022.

3. The average number of outstanding shares was 1,180,356,466 for the fiscal year ended March 31, 2023, and 1,203,451,853 for the fiscal year ended March 31, 2022.

The Company’s shares held through the Board Incentive Plan Trust (2,800,866 shares as of March 31, 2023 and 1,963,282 shares as of March 31, 2022) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2022 to March 31, 2023 are not subject to certified public accountant’s or audit firm’s audits.

1. Summary of Consolidated Financial Results

(1) Summary of Financial Highlights

Financial Results for the Fiscal Year Ended March 31, 2023

		Fiscal Year ended March 31, 2022	Fiscal Year ended March 31, 2023	Change
				Amount	Percent
Total Revenues	(millions of yen)	2,520,365	2,666,373	146,008	6%
Total Expenses	(millions of yen)	2,218,282	2,352,385	134,103	6%
Income before Income Taxes	(millions of yen)	504,876	367,168	(137,708)	(27)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	312,135	273,075	(39,060)	(13)%
Earnings Per Share (Basic)	(yen)	259.37	231.35	(28.02)	(11)%
(Diluted)	(yen)	259.07	231.04	(28.03)	(11)%
ROE*1	(%)	9.9	8.3	(1.6)	—
ROA*2	(%)	2.24	1.85	(0.39)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2022 to March 31, 2023)

Total revenues for the consolidated fiscal year ended March 31, 2023 (hereinafter, “the fiscal year”) increased 6% to ¥2,666,373 million compared to the previous fiscal year due to increases in services income, finance revenues, and operating lease revenues despite decreases in sales of goods and real estate and gains on investment securities and dividends.

Total expenses increased 6% to ¥2,352,385 million compared to the previous fiscal year due to increases in services expense, interest expense and selling, general and administrative expenses despite decreases in costs of goods and real estate sold and write-downs of long-lived assets.

Equity in net income of affiliates for the fiscal year increased by ¥10,085 million to ¥25,091 million compared to the previous fiscal year and gains on sales of subsidiaries and affiliates and liquidation losses, net for the fiscal year decreased by ¥160,872 million to ¥26,915 million compared to the previous fiscal year.

Due to the above results, income before income taxes for the fiscal year decreased 27% to ¥367,168 million compared to the previous fiscal year and net income attributable to ORIX Corporation shareholders decreased 13% to ¥273,075 million compared to the previous fiscal year.

Segment Information

Total segment profits for the fiscal year decreased 28% to ¥381,255 million compared to the previous fiscal year. Segment profits increased in each of Real Estate, PE Investment and Concession, Environment and Energy, and Aircraft and Ships while segment profits in each of Corporate Financial Services and Maintenance Leasing, Insurance, Banking and Credit, ORIX USA, ORIX Europe, and Asia and Australia decreased, in each case as compared to the previous fiscal year.

Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for the previous fiscal year has been retrospectively restated.

Segment information for the fiscal year is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments, and ICT-related equipment

	Year ended March 31, 2022 (millions of yen)	Year ended March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	239,802	73,176	(166,626)	(69)

	As of March 31, 2022 (millions of yen)	As of March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,516,795	1,514,070	(2,725)	(0)

Segment profits decreased 69% to ¥73,176 million compared to the previous fiscal year due to the absence of gains on sales of subsidiaries and affiliates recorded in the previous fiscal year from the sale of the business of Yayoi.

Segment assets totaled ¥1,514,070 million, remaining relatively unchanged compared to the end of the previous fiscal year.

Real Estate: Real estate development, rental, and management; facility operations; real estate asset management

	Year ended March 31, 2022 (millions of yen)	Year ended March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	31,990	51,523	19,533	61

	As of March 31, 2022 (millions of yen)	As of March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	910,101	935,027	24,926	3

Segment profits increased 61% to ¥51,523 million compared to the previous fiscal year. This increase was due to an increase in services income from operating facilities and an increase in equity in net income (loss) of affiliates resulting from the recording of a large gain on the sale of a real estate joint venture.

Segment assets increased 3% to ¥935,027 million compared to the end of the previous fiscal year due to an increase in property under facility operations and inventories.

PE Investment and Concession: Private equity investment; concession

	Year ended March 31, 2022 (millions of yen)	Year ended March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	(11,682)	2,686	14,368	—

	As of March 31, 2022 (millions of yen)	As of March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	353,581	605,471	251,890	71

Segment profits increased by ¥14,368 million to ¥2,686 million compared to the previous fiscal year due to the absence of write-downs of long-lived assets at an investee recorded in the previous fiscal year.

Segment assets increased 71% to ¥605,471 million compared to the end of the previous fiscal year due to an increase in goodwill, intangible assets acquired in business combinations resulting from the acquisition of investees.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management

	Year ended March 31, 2022 (millions of yen)	Year ended March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	3,048	35,682	32,634	—

	As of March 31, 2022 (millions of yen)	As of March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	703,608	773,617	70,009	10

Segment profits increased by ¥32,634 million to ¥35,682 million compared to the previous fiscal year due to the absence of write-downs of long-lived assets recorded in the previous fiscal year, and due to gains on the sale of shares of subsidiaries and affiliates due to the partial sale of an investee.

Segment assets increased 10% to ¥773,617 million compared to the end of the previous fiscal year primarily due to foreign exchange effects.

Insurance: Life insurance

	Year ended March 31, 2022 (millions of yen)	Year ended March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	53,290	37,980	(15,310)	(29)

	As of March 31, 2022 (millions of yen)	As of March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,072,145	2,050,412	(21,733)	(1)

Segment profits decreased 29% to ¥37,980 million compared to the previous fiscal year due to an increase in life insurance costs as a result of increased payouts to policy holders, despite an increase in life insurance premiums and related investment income resulting from an increase in insurance contracts.

Segment assets decreased 1% to ¥2,050,412 million compared to the end of the previous fiscal year due to a decrease in investment in securities.

Banking and Credit: Banking; consumer finance

	Year ended March 31, 2022 (millions of yen)	Year ended March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	41,498	37,610	(3,888)	(9)

	As of March 31, 2022 (millions of yen)	As of March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,687,156	2,698,747	11,591	0

Segment profits decreased 9% to ¥37,610 million compared to the previous fiscal year due to the absence of gains on investment securities and dividends at ORIX Bank Corporation recorded in the previous fiscal year, and an increase in advertising expenses at ORIX Credit Corporation.

Segment assets totaled ¥2,698,747 million, remaining relatively unchanged compared to the end of the previous fiscal year.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment

	Year ended March 31, 2022 (millions of yen)	Year ended March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	(2,319)	18,583	20,902	—

	As of March 31, 2022 (millions of yen)	As of March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	684,098	742,890	58,792	9

Segment profits increased by ¥20,902 million to ¥18,583 million compared to the previous fiscal year due to an increase in equity in net income (loss) of affiliates at Avolon Holdings Limited and an increase in operating leases revenues in our ship-related business and aircraft-related business.

Segment assets increased 9% to ¥742,890 million compared to the end of the previous fiscal year due to an increase in investment in affiliates and an increase in investment in operating leases primarily resulting from foreign exchange effects.

ORIX USA: Finance, investment, and asset management in the Americas

	Year ended March 31, 2022 (millions of yen)	Year ended March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	75,235	49,021	(26,214)	(35)

	As of March 31, 2022 (millions of yen)	As of March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,364,142	1,462,067	97,925	7

Segment profits decreased 35% to ¥49,021 million compared to the previous fiscal year primarily due to the absence of gains on sales of subsidiaries and affiliates recorded in the previous fiscal year, despite an increase in services income.

Segment assets increased 7% to ¥1,462,067 million compared to the end of the previous fiscal year primarily due to foreign exchange effects.

ORIX Europe: Asset management of global equity and fixed income

	Year ended March 31, 2022 (millions of yen)	Year ended March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	49,334	40,675	(8,659)	(18)

	As of March 31, 2022 (millions of yen)	As of March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	401,869	417,941	16,072	4

Segment profits decreased 18% to ¥40,675 million compared to the previous fiscal year due to an increase in selling, general and administrative expenses, and a decrease in services income due to a decrease in the average amount of assets under management resulting from weaker market conditions.

Segment assets increased 4% to ¥417,941 million compared to the end of the previous fiscal year primarily due to foreign exchange effects.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Year ended March 31, 2022 (millions of yen)	Year ended March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	51,165	34,319	(16,846)	(33)

	As of March 31, 2022 (millions of yen)	As of March 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,306,089	1,395,096	89,007	7

Segment profits decreased 33% to ¥34,319 million compared to the previous fiscal year due to a decrease in equity in net income (loss) of affiliates and an impairment loss at affiliates in Greater China, despite an increase in operating leases revenues primarily in South Korea and Australia.

Segment assets increased 7% to ¥1,395,096 million compared to the end of the previous fiscal year due to an increase in net investment in leases and an increase in investment in operating leases primarily in South Korea, despite a decrease in installment loans in Greater China.

Outlook and Forecast

In addition to continuing growth exhibited in our existing business operations, we believe that there are further growth opportunities in all of our segments, and we will strive to achieve sustainable profit growth by capitalizing on these opportunities going forward.

Although forward-looking statements in this document are attributable to current information available to us and are based on assumptions deemed reasonable by us, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors that could cause results that differ materially from those described in the forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Summary of Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2022	As of March 31, 2023	Change
				Amount	Percent
Total Assets	(millions of yen)	14,270,672	15,266,191	995,519	7%
(Segment Assets)		11,999,584	12,595,338	595,754	5%
Total Liabilities	(millions of yen)	10,899,271	11,837,946	938,675	9%
(Short-term and Long-term Debt)		4,866,685	5,718,519	851,834	18%
(Deposits)		2,276,158	2,246,345	(29,813)	(1)%
Shareholders’ Equity*1	(millions of yen)	3,261,419	3,356,585	95,166	3%
Shareholders’ Equity Per Share*2	(yen)	2,732.88	2,868.13	135.25	5%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
Note 2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 7% to ¥15,266,191 million compared to the end of the previous fiscal year due to increases in cash and cash equivalents, investment in securities and other assets. In addition, segment assets increased 5% to ¥12,595,338 million compared to the end of the previous fiscal year.

Total liabilities increased 9% to ¥11,837,946 million compared to the end of the previous fiscal year due to increases in long-term debt and policy liabilities and policy account balances despite decreases in deposits and current and deferred income taxes.

Shareholders’ equity increased 3% to ¥3,356,585 million compared to the end of the previous fiscal year.

Summary of Cash Flows

Cash, cash equivalents and restricted cash increased by ¥275,096 million to ¥1,366,908 million compared to the end of the previous fiscal year.

Cash flows provided by operating activities were ¥913,088 million during the fiscal year, down from ¥1,103,370 million during the previous fiscal year. This change resulted primarily due to a decrease in an increase in policy liabilities and policy account balances., and an increase in payment of income taxes resulting from the sale of the business of Yayoi Co., Ltd. in the three months ended March 31, 2022.

Cash flows used in investing activities were ¥1,098,478 million during the fiscal year, up from ¥808,846 million during the previous fiscal year. This change resulted primarily from an increase in purchases of lease equipment and acquisitions of subsidiaries, and a decrease in sales of subsidiaries, partially offset by an increase in principal collected on installment loans and proceeds from sales of operating lease assets.

Cash flows provided by financing activities were ¥438,308 million during the fiscal year compared to the outflow of ¥306,618 million during the previous fiscal year. This change resulted primarily from an increase in proceeds from debt with maturities longer than three months.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2023 and the Fiscal Year Ending March 31, 2024

We aim to increase shareholder value by utilizing profits earned from business activities, to strengthen our business foundation and make investments for future growth. At the same time, we strive to make stable and sustainable distribution of dividends at a level in line with our business performance. In addition, with regards to the decision of whether to buy back our shares, we aim to act with flexibility and swiftness while considering various factors such as the business environment, share price and its trend, the soundness of our financial condition, and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2023 has been decided at 85.60 yen per share (the interim dividend paid was 42.80 yen per share and the year-end dividend has been decided at 42.80 yen per share). The payout ratio for the fiscal year ended March 31, 2023 was 37.0%. For the next fiscal year ending March 31, 2024, the annual dividend is forecasted at the higher of either payout ratio of 33.0% or 85.60 yen per share.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2023, we believe no significant changes have arisen concerning “Risk Factors” as stated in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 29, 2022.

2. Consideration in the Selection of Accounting Standard

We have been preparing our financial statements in accordance with U.S. GAAP. We believe that U.S. GAAP is the accounting standard that most appropriately reflects our business activities in our financial reporting.

Reporting in U.S. GAAP enables us to maintain consistency and comparability with past financial results and we believe that is beneficial to our stakeholders.

3. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2022	As of March 31, 2023
Cash and Cash Equivalents		954,827	1,231,860
Restricted Cash		136,985	135,048
Net Investment in Leases		1,057,973	1,087,563
Installment Loans		3,862,604	3,877,602
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥151,601 million
March 31, 2023	¥197,041 million
Allowance for Credit Losses		(69,459)	(64,723)
Investment in Operating Leases		1,463,202	1,537,178
Investment in Securities		2,852,349	2,940,858
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥19,353 million
March 31, 2023	¥22,874 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2022
Amortized Cost	¥2,276,425 million
Allowance for Credit Losses	¥(153) million
March 31, 2023
Amortized Cost	¥2,488,858 million
Allowance for Credit Losses	¥(144) million
Property under Facility Operations		561,846	620,994
Investment in Affiliates		978,033	1,000,704
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥0 million
March 31, 2023	¥2,511 million
Trade Notes, Accounts and Other Receivable		359,949	441,803
Inventories		139,563	169,021
Office Facilities		240,421	253,649
Other Assets		1,732,379	2,034,634
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥5,214 million
March 31, 2023	¥4,676 million

Total Assets		14,270,672	15,266,191

Liabilities and Equity
Short-term Debt		439,639	508,796
Deposits		2,276,158	2,246,345
Trade Notes, Accounts and Other Payable		291,422	366,851
Policy Liabilities and Policy Account Balances		1,963,623	2,065,366
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥198,905 million
March 31, 2023	¥163,734 million
Current and Deferred Income Taxes		461,181	384,781
Long-term Debt		4,427,046	5,209,723
Other Liabilities		1,040,202	1,056,084

Total Liabilities		10,899,271	11,837,946

Redeemable Noncontrolling Interests		0	945

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		260,479	233,169
Retained Earnings		2,909,317	3,031,942
Accumulated Other Comprehensive Income (Loss)		(16,041)	(8,381)
Treasury Stock, at Cost		(113,447)	(121,256)

Total ORIX Corporation Shareholders’ Equity		3,261,419	3,356,585
Noncontrolling Interests		109,982	70,715

Total Equity		3,371,401	3,427,300

Total Liabilities and Equity		14,270,672	15,266,191

Note :	Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2022	As of March 31, 2023
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(72,892)	(183,034)
Debt valuation adjustments	221	275
Defined benefit pension plans	(8,072)	(3,617)
Foreign currency translation adjustments	61,914	155,912
Net unrealized gains on derivative instruments	2,788	22,083

Total	(16,041)	(8,381)

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Year ended March 31, 2022	Year ended March 31, 2023
Revenues :
Finance revenues	279,589	317,612
Gains on investment securities and dividends	56,510	32,430
Operating leases	450,454	499,541
Life insurance premiums and related investment income	481,810	494,070
Sales of goods and real estate	435,398	392,569
Services income	816,604	930,151

Total Revenues	2,520,365	2,666,373

Expenses :
Interest expense	68,232	127,618
Costs of operating leases	322,070	336,987
Life insurance costs	368,140	398,916
Costs of goods and real estate sold	381,119	333,009
Services expense	495,110	571,127
Other (income) and expense	20,494	14,445
Selling, general and administrative expenses	522,782	559,406
Provision for credit losses	3,939	7,756
Write-downs of long-lived assets	35,666	2,297
Write-downs of securities	730	824

Total Expenses	2,218,282	2,352,385

Operating Income	302,083	313,988

Equity in Net Income of Affiliates	15,006	25,091
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	187,787	26,915
Bargain Purchase Gain	0	1,174

Income before Income Taxes	504,876	367,168
Provision for Income Taxes	187,264	87,500

Net Income	317,612	279,668

Net Income Attributable to the Noncontrolling Interests	5,477	6,561

Net Income Attributable to the Redeemable Noncontrolling Interests	0	32

Net Income Attributable to ORIX Corporation Shareholders	312,135	273,075

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Year Ended March 31, 2022	Year Ended March 31, 2023
Net Income :	317,612	279,668

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(56,684)	(110,166)
Net change of debt valuation adjustments	(337)	54
Net change of defined benefit pension plans	13,002	4,448
Net change of foreign currency translation adjustments	105,693	94,707
Net change of unrealized gains on derivative instruments	15,070	19,670
Total other comprehensive income	76,744	8,713

Comprehensive Income	394,356	288,381

Comprehensive Income Attributable to the Noncontrolling Interests	12,137	12,059

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	(17)

Comprehensive Income Attributable to ORIX Corporation Shareholders	382,219	276,339

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

	(millions of yen)
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2021	221,111	259,361	2,744,588	(84,650)	(111,954)	3,028,456	74,688	3,103,144
Cumulative effect of adopting Accounting Standards Update 2019-12			215			215	0	215
Balance at April 1, 2021	221,111	259,361	2,744,803	(84,650)	(111,954)	3,028,671	74,688	3,103,359

Contribution to subsidiaries						0	40,514	40,514
Transaction with noncontrolling interests		1,593		(1,475)		118	(1,127)	(1,009)
Comprehensive income, net of tax:
Net income			312,135			312,135	5,477	317,612
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				(56,684)		(56,684)	0	(56,684)
Net change of debt valuation adjustments				(337)		(337)	0	(337)
Net change of defined benefit pension plans				13,001		13,001	1	13,002
Net change of foreign currency translation adjustments				99,842		99,842	5,851	105,693
Net change of unrealized gains on derivative instruments				14,262		14,262	808	15,070

Total other comprehensive income						70,084	6,660	76,744

Total comprehensive income						382,219	12,137	394,356

Cash dividends			(99,395)			(99,395)	(16,230)	(115,625)
Acquisition of treasury stock					(50,001)	(50,001)	0	(50,001)
Disposal of treasury stock		(168)			283	115	0	115
Cancellation of treasury stock			(48,226)		48,226	0	0	0
Other, net		(307)			(1)	(308)	0	(308)

Balance at March 31, 2022	221,111	260,479	2,909,317	(16,041)	(113,447)	3,261,419	109,982	3,371,401

Contribution to subsidiaries						0	3,451	3,451
Transaction with noncontrolling interests		(28,048)		4,396		(23,652)	(36,758)	(60,410)
Comprehensive income, net of tax:
Net income			273,075			273,075	6,561	279,636
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				(110,142)		(110,142)	0	(110,142)
Net change of debt valuation adjustments				54		54	0	54
Net change of defined benefit pension plans				4,455		4,455	(7)	4,448
Net change of foreign currency translation adjustments				91,095		91,095	3,637	94,732
Net change of unrealized gains on derivative instruments				17,802		17,802	1,868	19,670

Total other comprehensive income						3,264	5,498	8,762

Total comprehensive income						276,339	12,059	288,398

Cash dividends			(106,290)			(106,290)	(18,019)	(124,309)
Acquisition of treasury stock					(52,071)	(52,071)	0	(52,071)
Disposal of treasury stock		(85)			102	17	0	17
Cancellation of treasury stock			(44,160)		44,160	0	0	0
Other, net		823				823	0	823

Balance at March 31, 2023	221,111	233,169	3,031,942	(8,381)	(121,256)	3,356,585	70,715	3,427,300

Note:	Changes in the redeemable noncontrolling interests are not included in the table.

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	(millions of yen)
	Year ended March 31, 2022	Year ended March 31, 2023
Cash Flows from Operating Activities:
Net income	317,612	279,668
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	330,351	353,434
Principal payments received under net investment in leases	462,475	489,428
Provision for credit losses	3,939	7,756
Equity in net income of affiliates (excluding interest on loans)	(13,753)	(24,022)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(187,787)	(26,915)
Bargain purchase gain	0	(1,174)
Gains on sales of securities other than trading	(22,322)	(8,742)
Gains on sales of operating lease assets	(40,148)	(56,932)
Write-downs of long-lived assets	35,666	2,297
Write-downs of securities	730	824
Deferred tax provision	12,208	29,202
Decrease in trading securities	68,422	31,855
Increase in inventories	(7,053)	(17,527)
Decrease in trade notes, accounts and other receivable	3,562	12,953
Increase (Decrease) in trade notes, accounts and other payable	14,943	(12,173)
Increase in policy liabilities and policy account balances	141,201	101,743
Increase (Decrease) in income taxes payable	92,026	(128,948)
Other, net	(108,702)	(119,639)

Net cash provided by operating activities	1,103,370	913,088

Cash Flows from Investing Activities:
Purchases of lease equipment	(872,994)	(976,502)
Installment loans made to customers	(1,202,198)	(1,267,070)
Principal collected on installment loans	1,182,261	1,318,244
Proceeds from sales of operating lease assets	147,104	233,452
Investment in affiliates, net	(34,804)	(47,611)
Proceeds from sales of investment in affiliates	47,677	96,620
Purchases of available-for-sale debt securities	(526,478)	(515,865)
Proceeds from sales of available-for-sale debt securities	239,250	323,773
Proceeds from redemption of available-for-sale debt securities	90,478	44,496
Purchases of equity securities other than trading	(94,182)	(67,534)
Proceeds from sales of equity securities other than trading	71,883	44,211
Purchases of property under facility operations	(44,302)	(103,572)
Acquisitions of subsidiaries, net of cash acquired	(87,582)	(206,830)
Sales of subsidiaries, net of cash disposed	252,921	19,987
Other, net	22,120	5,723

Net cash used in investing activities	(808,846)	(1,098,478)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	96,383	20,408
Proceeds from debt with maturities longer than three months	950,244	1,820,633
Repayment of debt with maturities longer than three months	(1,160,613)	(1,158,517)
Net decrease in deposits due to customers	(42,591)	(30,638)
Cash dividends paid to ORIX Corporation shareholders	(99,395)	(106,290)
Acquisition of treasury stock	(50,001)	(52,071)
Contribution from noncontrolling interests	25,942	3,926
Purchases of shares of subsidiaries from noncontrolling interests	(2,086)	(46,319)
Net increase (decrease) in call money	(7,500)	5,000
Other, net	(17,001)	(17,824)

Net cash provided by (used in) financing activities	(306,618)	438,308

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	24,331	22,178

Net increase in Cash, Cash Equivalents and Restricted Cash	12,237	275,096

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,079,575	1,091,812

Cash, Cash Equivalents and Restricted Cash at End of Year	1,091,812	1,366,908

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

Segment Information by Sector

						(millions of yen)

	Year ended March 31, 2022		Year ended March 31, 2023		March 31, 2022	March 31, 2023
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	445,338	239,802	429,907	73,176	1,516,795	1,514,070
Real Estate	390,688	31,990	418,736	51,523	910,101	935,027
PE Investment and Concession	385,739	(11,682)	376,405	2,686	353,581	605,471
Environment and Energy	160,232	3,048	215,770	35,682	703,608	773,617
Insurance	486,704	53,290	499,487	37,980	2,072,145	2,050,412
Banking and Credit	84,821	41,498	84,286	37,610	2,687,156	2,698,747
Aircraft and Ships	38,639	(2,319)	54,009	18,583	684,098	742,890
ORIX USA	161,344	75,235	189,045	49,021	1,364,142	1,462,067
ORIX Europe	221,112	49,334	206,486	40,675	401,869	417,941
Asia and Australia	148,055	51,165	189,744	34,319	1,306,089	1,395,096

Segment Total	2,522,672	531,361	2,663,875	381,255	11,999,584	12,595,338

Difference between Segment Total and Consolidated Amounts	(2,307)	(26,485)	2,498	(14,087)	2,271,088	2,670,853

Consolidated Amounts	2,520,365	504,876	2,666,373	367,168	14,270,672	15,266,191

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for the previous fiscal year has been retrospectively restated.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

(8) Per Share Data (Unaudited)

	Year ended March 31, 2022	Year ended March 31, 2023
		(millions of yen)
Net Income Attributable to ORIX Corporation Shareholders	312,135	273,075

		(thousands of shares)
Weighted-average shares	1,203,452	1,180,356
Effect of Dilutive Securities -
Stock compensation	1,400	1,589

Weighted-average shares for diluted EPS computation	1,204,852	1,181,945

		(yen)
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic	259.37	231.35
Diluted	259.07	231.04

		(yen)
Shareholders’ equity per share	2,732.88	2,868.13

Note:	In fiscal 2022 and 2023, there was no stock compensation which was antidilutive.

(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements

Significant Accounting Policies

(Adoption of New Accounting Standards)

There are no significant changes from the description in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 29, 2022.

(10) Notes to Consolidated Financial Statements

(Subsequent Events)

There are no material subsequent events.

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2023 and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2024

TOKYO, Japan - May 10, 2023 - ORIX Corporation (“ORIX”) announced the details relating to the expected dividend for the fiscal year ended March 31, 2023. The final amount of the said dividend will be determined by the Board of Directors to be held on May 17, 2023. The annual dividend forecast for the fiscal year ending March 31, 2024 is also included in this announcement as below.

Dividend Detail for the Fiscal Year Ended March 31, 2023

Regarding the year-end dividend for the fiscal year ended March 31, 2023, we have decided a dividend per share of 42.80 yen based on the dividend policy announced on May 11, 2022. As a result of that, an annual dividend per share becomes 85.60 yen.

	Amount Decided	Previous Dividend Forecast	Dividend Paid for the Fiscal Year Ended March 31, 2022
Record Date	March 31, 2023	March 31, 2023	March 31, 2022
Dividend Per Share (Annual)	42.80 yen (85.60 yen)	42.80 yen (85.60 yen) *	46.60 yen (85.60 yen)
Total Dividend Amount (Annual)	50,209 million yen (100,795 million yen)	—	55,704 million yen (102,661 million yen)
Effective Date	June 5, 2023	—	June 3, 2022
Source of Dividend	Retained earnings	—	Retained earnings

*	Either a dividend payout ratio of 33% or an annual dividend per share of 85.60 yen, whichever is higher. In the above, the minimum dividend has been stated.

Basic Profit Distribution Policy

ORIX aims to increase shareholder value by utilizing profits earned from business activities to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at a level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, ORIX aims to act with flexibility and swiftness while considering various factors such as the soundness of its financial condition and external factors such as the business environment, share price and its trend and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2023 has been decided at 85.60 yen per share (interim dividend paid was 42.80 yen per share and year-end dividend has been decided at 42.80 yen per share). The payout ratio for the fiscal year ended March 31, 2023 was 37.0%, up 4.0% from the previous fiscal year.

Annual Dividend Forecast for the Fiscal Year Ending March 31, 2024

The annual dividend for the fiscal year ending March 31, 2024 is forecasted as either a dividend payout ratio of 33% or an annual dividend per share of 85.60 yen, whichever is higher.

Dividend Per Share
	Interim	Fiscal Year-End	Annual
Dividend Forecast	42.80 yen	51.20 yen*	94.00 yen*

*

Either a dividend payout ratio of 33% or an annual dividend per share of 85.60 yen, whichever is higher. In the above, the dividend has been stated in case of net income attributable to ORIX Corporation shareholders of 330,000 million yen for the fiscal year ending March 31, 2024.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2023)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2022 – March 31, 2023” furnished on Form 6-K.

Notice Regarding Repurchase of Own Shares

TOKYO, Japan - May 10, 2023 - ORIX Corporation (“ORIX”) hereby announces that its Board of Directors passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares for capital efficiency and shareholder returns, pursuant to Article 34 of the Articles of Incorporation, which is in accordance with Article 459, Paragraph 1 of the Companies Act, as follows.

(1)	Class of shares to be repurchased: Common shares

(2)	Total number of shares: Up to 40,000,000 shares

(approx.3.4% of the total outstanding shares (excluding treasury shares))

(3)	Total purchase price of shares to be repurchased: Up to 50 billion yen

(4)	Repurchase Period: From May 17, 2023 to March 31, 2024

(5)	Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

1.	Policies for Share Cancellation

At the Board of Directors meeting held on October 28, 2019, ORIX approved a policy regarding cancellation of its own shares under which, in principle, ORIX shall maintain a total number of its own shares equal to approximately 5% of the total number of issued shares (at maximum) and shall cancel the shares exceeding such amount. The actual number of shares cancelled will be announced after completing the repurchase stated above.

2.	Status of Treasury Shares as of March 31, 2023

Total outstanding shares (excluding treasury shares): 1,173,106,735 shares

Treasury shares: 61,742,607 shares

*	The Company’s shares held through the Board Incentive Plan Trust (2,800,866 shares) are not included in the number of treasury shares.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2023)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2022 – March 31, 2023” furnished on Form 6-K.

Announcement Regarding Candidates for Member of the Board of Directors and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan - May 10, 2023 - ORIX Corporation (“ORIX”) today made public an announcement that the Nominating Committee has decided the candidates for Member of the Board of Directors. The nominations are scheduled to be finalized at the 60th Annual General Meeting of Shareholders of the Company on June 22, 2023.

The Company announced that it decided the composition of the Nominating, Audit and Compensation Committees in the Board of Directors meeting held today. All members of the Nominating, Audit and Compensation Committees are composed of outside directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 60th Annual General Meeting of Shareholders of the Company on June 22, 2023.

Candidates for the 11 Member of the Board of Directors positions (including 6 Outside Directors) are as follows:

Makoto Inoue Shuji Irie Satoru Matsuzaki Stan Koyanagi Yasuaki Mikami (newly nominated)

Michael Cusumano (Outside Director)

Sakie Akiyama (Outside Director)

Hiroshi Watanabe (Outside Director)

Aiko Sekine (Outside Director)

Chikatomo Hodo (Outside Director)

Noriyuki Yanagawa (Outside Director)

Details on Candidates for New Member of the Board of Directors

Yasuaki Mikami (Born January 29, 1968)

Apr.1990	Joined ORIX Corporation
Mar.2006	Senior Vice President of Principal Investment Group, Investment Banking Headquarters
Mar.2007	Senior Vice President and Treasurer, ORIX USA Corporation (currently ORIX Corporation USA)
Oct.2010	Head of Secretarial Office
Jan.2014	General Manager of Secretarial Office
Jul.2015	General Manager of Human Resources Department
Jan.2016	Deputy Head of Human Resources and Corporate Administration Headquarters, General Manager of Human Resources Department
Jan.2017	Executive Officer Head of Group Human Resources and Corporate Administration Headquarters, Responsible for Secretarial Office
Jun.2017	Head of Group Human Resources and Corporate Administration Headquarters, Responsible for Work Style Reform Project (present position)
Jan.2018	Head of Group Human Resources and Corporate Administration Headquarters, Responsible for Secretariat of The Board of Directors
Jan.2020	Managing Executive Officer
Jan.2023	Senior Managing Executive Officer (present position) Responsible for Corporate Function Unit (present position)

Basis for candidacy for appointment a Member of the Board of Directors

Mr. Yasuaki Mikami is a candidate for new Member of the Board of Directors. He has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the field of corporate function and Work Style Reform Project.

The Nominating Committee has appointed him as a new candidate for Member of the Board of Directors because it has determined he can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management given that he possesses extensive understanding of the Company’s operations.

Details on Candidates for Member of the Board of Directors (Outside Director)

Michael Cusumano (Born September 5, 1954)

Jul.1986	Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology
Jul.1996	Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (present position)
Jul.2007	Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology (retired in March 2016)
Apr.2016	Special Vice President and Dean, Tokyo University of Science (retired in May 2017)
Apr.2019	Member of the Board of Directors (Outside Director), Ferratum Plc (currently Multitude SE) (present position)
Jun.2019	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Apr.2020	Senior Specially Appointed Professor, Tokyo University of Science (retired in March 2022)
Jul.2020	Deputy Dean, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Mr. Michael Cusumano is a candidate for Member of the Board of Directors (Outside Director). He currently serves as a Deputy Dean and Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology, and as a global authority has a deep understanding of business strategy and technology management.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Compensation Committee, pointing to important matters regarding company management, using his expertise in business strategy and technology management.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Sakie Akiyama (Born December 1, 1962)

Apr.1987	Joined Arthur Andersen & Co. (retired in April 1991)
Apr.1994	Founded Saki Corporation Representative Director and Chief Executive Officer, Saki Corporation (retired in September 2018)
Oct.2018	Founder, Saki Corporation (present position)
Jun.2019	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Member of the Board of Directors (Outside Director), Sony Corporation (currently Sony Group Corporation) (present position)
Member of the Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd. (present position)
Jun.2020	Member of the Board of Directors (Outside Director), Mitsubishi Corporation (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Ms. Sakie Akiyama is a candidate for Member of the Board of Directors (Outside Director). She founded Saki Corporation and served as a Representative Director and Chief Executive Officer of Saki Corporation. She has wide-ranging experience and knowledge of corporate management.

Currently as a Chairperson of the Nominating Committee, she has actively expressed her opinions and made proposals, while leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations.

The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Hiroshi Watanabe (Born June 26, 1949)

Apr.1972	Joined the Ministry of Finance
Jan.2003	Director-General, International Bureau, Ministry of Finance
Jul.2004	Vice Minister of Finance for International Affairs, Ministry of Finance (retired in July 2007)
Oct.2007	Special Advisor, Japan Center for International Finance (retired in September 2008)
Apr.2008	Professor, Graduate School of Commerce and Management at Hitotsubashi University (currently Graduate School of Business Administration at Hitotsubashi University) (retired in September 2008)
Oct.2008	Deputy Governor, Japan Finance Corporation (retired in March 2012)
Apr.2012	Deputy Governor, Japan Bank for International Cooperation
Dec.2013	Governor, Japan Bank for International Cooperation (retired in June 2016)
Oct.2016	President, Institute for International Monetary Affairs (present position)
Jun.2017	Member of the Board of Directors (Outside Director), Mitsubishi Materials Corporation (present position)
Jun.2020	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)

Basis for candidacy for appointment a Member of the Board of Directors (Outside Director)

Mr. Hiroshi Watanabe is a candidate for Member of the Board of Directors (Outside Director). He served successively as in key positions at Ministry of Finance Japan and Governor of Japan Bank for International Cooperation, and currently serves as President of Institute for International Monetary Affairs. He has a wealth of knowledge and experience as a finance and economic expert both in Japan and overseas, wide-ranging experience and knowledge of corporate management.

Currently as a Chairperson of the Compensation Committee, he has actively expressed his opinions and made proposals, while leading discussions and deliberations between the Member of the Board of Directors and Executive Officer’s compensation system and compensation levels in order to enhance their role as medium- and long-term incentives.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Aiko Sekine (Born May 13, 1958)

Apr.1981	Joined Citibank, N.A., Tokyo Branch (retired in January 1984)
Oct.1985	Joined Aoyama Audit Corporation
Mar.1989	Certified as Public Accountant, Japan
Jul.2001	Partner of Chuo Aoyama Audit Corporation (retired in August 2006)
Sep.2006	Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Aarata LLC) (retired in July 2016)
Jul.2007	Executive Board Member of Japanese Institute of Certified Public Accountants
Jan.2008	Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants (retired in December 2010)
Jul.2010	Deputy President of Japanese Institute of Certified Public Accountants
Jul.2016	Chairman and President of Japanese Institute of Certified Public Accountants (retired in July 2019)
Jan.2019	Member of the Nominating Committee, International Federation of Accountants (retired in December 2022)
Jul.2019	Advisor of Japanese Institute of Certified Public Accountants (present position)

Jun.2020	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Outside Audit & Supervisory Board Member, Sumitomo Riko Company Limited (present position)
Outside Audit & Supervisory Board Member, IHI Corporation (present position)
Sep.2020	Professor, Faculty of Commerce, Waseda University, (present position)
Oct.2020	Trustee, International Valuation Standards Council (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Ms. Aiko Sekine is a candidate for Member of the Board of Directors (Outside Director). She served on government and institutional finance and accounting councils both in Japan and overseas, and served as a Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Aarata LLC) and Chairman and President of Japanese Institute of Certified Public Accountants. She has extensive knowledge as a professional accountant.

Currently as a Chairperson of the Audit Committee, she has received periodic reports from the Company’s internal audit unit and actively expressed her opinions and made proposals, while leading discussions and deliberations on the effectiveness of the Company’s internal control system.

The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Chikatomo Hodo (Born July 31, 1960)

Sep.1982	Joined Accenture Japan Ltd.
Sep.2005	Representative Director, Accenture Japan Ltd.
Apr.2006	Representative Director and President, Accenture Japan Ltd.
Sep.2015	Director and Chairman, Accenture Japan Ltd. (retired in August 2017)
Sep.2017	Director and Senior Corporate Advisor, Accenture Japan Ltd. (retired as a Director in June 2018)
Jun.2018	Member of the Board of Directors (Outside Director), Konica Minolta Inc. (present position)
Jul.2018	Senior Corporate Advisor, Accenture Japan Ltd. (retired in August 2021)
Jun.2019	Member of the Board of Directors (Outside Director), Mitsubishi Chemical Holdings Corporation (currently Mitsubishi Chemical Group Corporation) (present position)
Jun.2021	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Jun.2023	Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation (scheduled)

Basis for candidacy for appointment a Member of the Board of Directors (Outside Director)

Mr. Chikatomo Hodo is a candidate for Member of the Board of Directors (Outside Director). He served as a Representative Director and President of Accenture Japan Ltd. He has wide-ranging experience and knowledge as a corporate management and digital business.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Compensation Committee and Audit Committee, pointing to important matters regarding company management, using his expertise in corporate management and digital business.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Noriyuki Yanagawa (Born April 23, 1963)

Apr.1993	Specialized Teacher, Faculty of Economics at Keio University
Apr.1996	Assistant Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo
Apr.2007	Associate Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo
Dec.2011	Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo (present position)
Jun.2022	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)

Basis for candidacy for appointment a Member of the Board of Directors (Outside Director)

Mr. Noriyuki Yanagawa is a candidate for Member of the Board of Directors (Outside Director). He currently serves as a Professor, Faculty of Economics of Graduate School of Economics at the university of Tokyo, and he served on government and institutional finance and economic councils in Japan. He specializes in financial contracts, law and economics, and has a wealth of knowledge and experience as a financial economics expert.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Audit Committee , using his expertise in corporate strategy based on deep academic understanding.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Nominating Committee

3 Members (Outside Directors: 3)

Chairperson: Sakie Akiyama

Members: Hiroshi Watanabe and Aiko Sekine

Audit Committee

3 Members (Outside Directors: 3)

Chairperson: Aiko Sekine

Members: Chikatomo Hodo and Noriyuki Yanagawa

Compensation Committee

3 Members (Outside Directors: 3)

Chairperson: Hiroshi Watanabe

Members: Michael Cusumano and Chikatomo Hodo

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE:8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2023)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2022 – March 31, 2023” furnished on Form 6-K.

Announcement Regarding Management Changes

Tokyo, Japan - May 10, 2023 - ORIX Corporation (“ORIX”) today announced that it decided the management changes. The management changes are scheduled to be finalized at the 60th Annual General Meeting of Shareholders and the Board of Directors meeting on June 22, 2023.

∎	Management Changes (Effective as of June 22, 2023)

New Position	Present Position	Name
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project	Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project	Yasuaki Mikami

Senior Managing Executive Officer President and Chief Executive Officer, ORIX Corporation USA	Member of the Board of Directors Senior Managing Executive Officer President and Chief Executive Officer, ORIX Corporation USA	Yoshiteru Suzuki

Executive Officer Group Strategy Business Unit Responsible for Enterprise Risk Management	Executive Officer Group Strategy Business Unit Deputy Head of Credit and Investment Management	Takashi Otsuka

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE:8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2023)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2022 – March 31, 2023” furnished on Form 6-K.

Announcement Regarding Introduction of Incentive Plan for Employees (Restricted Stock Grant Plan)

Tokyo, Japan – May 10, 2023 – ORIX Corporation (“ORIX”) announced today that it will introduce an incentive plan (Restricted Stock Grant Plan), mainly for manager- and executive-level employees, at ORIX Corporation and some Group companies.

With the aim of increasing shareholder value over the medium to long term and improving alignment with shareholders, ORIX introduced a share-based compensation plan for executive officers in 2005. The new incentive plan aims to foster employees’ awareness of participation in management and encourage them to make proactive efforts to continuously increase corporate value over the medium to long term, through stock grants made primarily to manager- and executive-level employees based on the results of their annual evaluations.

Currently, a plan granting up to 100,000 shares for eligible employees in total is under consideration. ORIX will promptly announce which employees were granted stock and the number of shares to be granted when these details are decided.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2023)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2022 – March 31, 2023” furnished on Form 6-K.